Exhibit 1

Buenos Aires, July 12, 2017

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Documentation of the Ordinary and Extraordinary General Shareholders’ Meeting summoned for August 31, 2017

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A. (‘Telecom Argentina’ or the ‘Company’) to submit the documentation of the referred Shareholders’ Meeting summoned for August 31, 2017.

We hereby attach:

a)                  The Notice of Summons of the Ordinary and Extraordinary General Shareholders’ Meeting.

b)                  The proposals of the Board of Directors with respect to the matters submitted for the consideration of the Shareholders’ Meeting.

Sincerely,

Pedro G. Insussarry

Responsible for Market Relations

FREE TRANSLATION

TELECOM ARGENTINA S.A.

CALL TO ORDINARY AND EXTRAORDINARY

GENERAL SHAREHOLDERS’ MEETING

The Shareholders are summoned to a General Ordinary and Extraordinary Shareholders´ Meeting to be held on August 31, 2017, at 10 a.m. on the first call, at the corporate offices at Ave. Alicia Moreau de Justo N° 50, Ground Floor, City of Buenos Aires, in order to consider the following items:

AGENDA:

1.              Appointment of two shareholders to approve and sign the Meeting Minutes.

2.              Consideration of the corporate reorganization by which Telecom Argentina S.A. (‘Telecom Argentina’), as surviving company, will absorb by merger Cablevisión S.A. (‘Cablevisión’), as absorbed company (hereinafter, ‘the Merger’), in accordance with the provisions of section 82 and subsequent sections of the General Corporate Law (Ley General de Sociedades), section 77 and subsequent sections of the Income Tax Law, and the Rules of Comisión Nacional de Valores (‘CNV’). Consider the Special Merger Individual Financial Statements of Telecom Argentina as of March 31, 2017 and the Special Merger Consolidated Financial Statements of Telecom Argentina and Cablevisión as of March 31, 2017, with their respective Reports of the Supervisory Committees and of the Independent Auditors. Consideration of the Preliminary Merger Agreement entered into by Telecom Argentina, as surviving company, and Cablevisión, as absorbed company, on June 30, 2017. Consider the Exchange Ratio of Cablevisión’s shares for Telecom Argentina’s shares. Subscription of the Final Merger Agreement.

3.              Amendment of sections 1st; 4th; 5th; 7th; 8th; 10th; 10th Bis; 11th; 13th and 14th of the Corporate Bylaws, being this amendment effective as of the date in which the Merger becomes in effect.

4.              Consider an increase in the capital stock of up to $ 1,184,528,406 as a result of the Merger considered in item 2) of the Agenda. Delegation of powers to the Board of Directors to issue 1,184,528,406 shares in accordance with the Exchange Ratio considered in item 2) of the Agenda (or the amount that results in case of any possible Adjustments to the Exchange Ratio) all of which are ordinary, book-entry, of par value of one Argentine Peso and of one vote per share, to be delivered to the shareholders of Cablevisión, in the form of Class A Shares or Class D Shares, in accordance with the terms of the Preliminary Merger Agreement. Delegation of powers to the Board of Directors.

THE BOARD OF DIRECTORS

Note 1: Item 3 on the Agenda will be addressed in accordance with the rules applicable to Extraordinary Shareholders’ Meetings under the terms of section 244 of the General Corporate Law; Item 2 in the Extraordinary Shareholders’ Meeting and according to the rules related to the capital increase in relation to Section 244 in fine and the rest of the items will be addressed in accordance with the rules applicable to Ordinary Shareholders’ Meetings.

Note 2: To be able to attend the Shareholders’ Meeting, shareholders are required to deposit their book-entry shareholding certificates issued for that purpose by Caja de Valores S.A., no later than three business days prior to the date of the Shareholders’ Meeting, at Avda. Alicia Moreau de Justo No. 50, 13th floor, City of Buenos Aires, from 10 a.m. to 12 p.m. and from 3 p.m. to 5 p.m. The deadline to submit the share certificate is August 25, 2017, at 5 p.m.

Note 3: Hard copies of documentation to be discussed at the Shareholders’ Meeting will be available within the regulatory deadlines at the place and time stated in Note 2, and it will be also available at Telecom Argentina’s website: www.telecom.com.ar.

Note 4: Pursuant to the provisions of article 22 of Chapter II, Title II of CNV Rules, at the time of registration and at the time of attending the Meeting, all the details of the shareholders and their representatives should be submitted. Legal entities and other legal structures must provide the information and deliver the documentation as required by the CNV Rules in sections 24, 25 and 26 of Chapter II, Title II.

Note 5: Those registered to participate in the Shareholders’ Meeting as custodians or administrators of any third party shareholdings are reminded of the need to fulfill the requirements of section 9, Chapter II, Title II of the CNV Rules, to be able to cast a vote in a divergent manner.

Note 6: Shareholders are requested to be present no later than 15 minutes prior to the scheduled time of the Meeting in order to file their proxies and sign the Attendance Book.

Maria Delia Carrera Sala

Attorney in fact

FREE TRANSLATION

TELECOM ARGENTINA S.A.

PROPOSALS OF THE BOARD OF DIRECTORS TO THE SHAREHOLDERS’ MEETING SUMMONED FOR AUGUST 31, 2017 REGARDING THE ITEMS OFTHE AGENDA.

Proposal for the First item of the Agenda:

It is proposed to the Shareholders’ Meeting the designation of the two shareholders that register the higher number of shares to participate in the Meeting to approve and sign the Minutes.

Proposal for the Second item of the Agenda:

It is proposed to the Shareholders’ Meeting to approve:

i)              The corporate reorganization by which Telecom Argentina S.A. (“Telecom Argentina”), as the surviving company, will incorporate by merger Cablevisión S.A. (“Cablevisión”), as the absorbed company, hereinafter “the Merger”, in the terms of section 82 and subsequent sections of the General Corporate Law (“Ley de Sociedades Comerciales”), section 77 and subsequent sections of the Income Tax Law and the Rules of Comisión Nacional de Valores (‘CNV’). Consider the Special Merger Individual Financial Statements of Telecom Argentina as of March 31, 2017 and the Special Merger Consolidated Financial Statements of Telecom Argentina and Cablevisión as of March 31, 2017. Consideration of the Preliminary Merger Agreement including all the Annexes and other documents related to the corporate reorganization that is detailed in the second item of the Agenda.

ii)             The Exchange Ratio of Telecom Argentina´s shares for Cablevisión´s shares.

iii)            To grant powers to the directors, Mr. Mariano Ibañez; Mr. Carlos Alejandro Harrison; Mr. Baruki González and Mr. Saturnino Funes so that any of them indistinctly could sign the Final Merger Agreement on behalf of Telecom Argentina.

Proposal for the Third item of the Agenda:

It is proposed to the Shareholders’ Meeting to approve “The amendment of the Corporate Bylaws according to the project approved by the Board of Directors as Annex IV of the Preliminary Merger Agreement that will be effective on the date that the Merger is effective”.

Proposal for the Fourth item of the Agenda:

It is proposed to the Shareholders’ Meeting to approve:

i)                                         “To consider an increase in the capital stock of Telecom Argentina up to $ 1,184,528,406 (or the amount that results in case of any possible Adjustments to the Exchange Ratio) and to delegate the powers to the Board of Directors (on the Effective Merger Date and always between the two years to be counted as of the date of this Shareholders’ Meeting) to issue 1,184,528,406 shares (or the amount that results in case of any possible Adjustments to the Exchange Ratio) all of which ordinary, book-entry, of par value of one Argentine Peso and of one vote per share, to be delivered to the shareholders of Cablevisión”.

ii)                                      “To delegate into the Board of Directors the powers to establish the amount of Class “A” and the amount of Class “D” shares to be issued on the Effective Merger Date and to implement everything related to the Merger”.

Sincerely,

Maria Delia Carrera Sala

Attorney in fact